Exhibit 4.1


Standard & Poor's
25 Broadway
New York, NY  10004-1064
March 5, 1997
Chapman & Cutler
111 West Monroe Street
Chicago, IL  60603
Re: Fidelity Defined Trusts - Municipal Income Trust, Series 1
 consisting of Insured Massachusetts Trust, Series 1 and
Insured Pennsylvania Trust, Series 1
Pursuant to your request for a Standard & Poor's rating on the units of the above-captioned Trust, SEC 333-21085, we have reviewed the information presented to us and have assigned a "AAA" rating to the units of the Trust and a "AAA" rating to the securities contained in the Trust for so long as they remain in the Trust. Since such policies have been issued by one or more insurance companies which have been assigned a "AAA" claims paying ability rating by Standard & Poor's, Standard & Poor's has assigned a "AAA" rating to the units of teh Trust and to the securities contained in teh Trust for as long as they remain in the Trust.
Standard & Poor's will maintain surveillance on the "AAA" rating until April 3, 1998. On this date, the rating will be automatically withdrawn by Standard & Poor's unless a post effective letter is requested by the Trust. You have permission to use the name of Standard & Poor's and the above-assigned ratings in connection with your dissemination of information relating to these units, provided that it is understood that the ratings are not "market" ratings nor recommendations to buy, hold, or sell the units of the Trust or the securities contained in the Trust. Further, it should be understood the rating on the units does not take into account the extent to which Trust expenses or portfolio asset sales for less than the Trust's purchase price will reduce payment to the unit holders of the interest and principal required to be paid on the portfolio assets. Standard & Poor's reserves the right to advise its own clients, subscribers, and the public of the ratings. Standard & Poor's relies on the sponsor and its counsel, accountants, and other experts for the accuracy and completeness of the information submitted in connection with the ratings. Standard & Poor's does not independently verify the truth or accuracy of any such information.
This letter evidences our consent to the use of the name of Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. in connection with the rating assigned to the units in the registration statement or prospectus relating to the units or the Trust. However, this letter should not be construed as a consent by us, within the meaning of
Section 7 of the Securities Act of 1933, to the use of the name of Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc. in connection with the ratings assigned to the securities contained in the Trust. You are hereby authorized to file a copy of this letter with the Securities and Exchange Commission.
Please be certain to send us a copy of your final prospectus as soon as it becomes available. Should we not receive it within a reasonable time after the closing or should it not conform to the representations made to us, we reserve the right to withdraw the rating.
We are pleased to have had the opportunity to be of service to you. If we can be of further help, please do not hesitate to call upon us.
Sincerely,
Sanford B. Bragg